SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. 1)

                             SEER TECHNOLOGIES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                              LEVEL 8 SYSTEMS, INC.

                               LIRAZ SYSTEMS LTD.
                 ----------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Shares, par value $0.01 per share

                         (Title of Class of Securities)

                                   815780 10 1
                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Arie Killman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                               New York, NY 10001
                                 (212) 244-1234
                 ----------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                    Copy to:

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

-------------------------------------------------------------------------------

     This statement is filed in connection with (check the appropriate box):


a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |X| A tender offer.
d. |_| None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Calculation of Filing Fee

Transaction valuation                       Amount of filing fee
   $1,697,409 (1)                                $339.48 (2)

(1) Calculated by multiplying $0.35, the per share tender offer price, by 4,849,739, the number of shares of common stock being sought in the tender offer.
(2)  Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $339.48

Form or Registration No.: 14D-1

Filing Party: Level 8 Systems, Inc.

Date Filed: February 1, 1999

                                Page 1 of 6 Pages

     This Statement amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on February 1, 1999 (the "Schedule 13E-3"), by Level 8 Systems, Inc., a New York corporation ("Level 8" or the "Purchaser"), and Liraz Systems Ltd., an Israeli company ("Liraz"), in connection with the tender offer by Level 8 to purchase for $0.35 per share, net to the seller in cash, all the issued and outstanding common shares, par value $0.01 per share, (the "Shares") of Seer Technologies, Inc., a Delaware corporation ("Seer" or the "Company"), not already owned by Level 8 and Liraz, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1999, as supplemented by a Supplement dated February 24, 1999 (as so supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d)(1), (d)(2) and (d)(8) hereto, respectively.


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

Item 17.  Material to be Filed as Exhibits.

   (a)    None

   (b)    None

   (c)(1) Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
          Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

   (d)(1) Offer to Purchase dated February 1, 1999*

   (d)(2) Letter of Transmittal*

   (d)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

   (d)(4) Letter To Our Clients*

   (d)(5) Notice of Guaranteed Delivery*

   (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

   (d)(7) Press Release dated February 1, 1999*

   (d)(8) Supplement to the Offer to Purchase dated February 24, 1999

   (e)    None

   (f)    None

------------------------------
*  Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1999     LEVEL 8 SYSTEMS, INC.


                              By:     /s/ Arie Kilman
                                Name: Arie Kilman
                                Title:  Chairman of the Board and Chief
                                        Executive Officer



                              LIRAZ SYSTEMS LTD.


                              By:     /s/  Arie Kilman
                                Name: Arie Kilman
                                Title:  Chairman of the Board and President

                               13E-3 EXHIBIT INDEX

Exhibit                                     Description


(a)       None

(b)       None

(c)(1) ____________ Agreement dated as of November 23, 1998 among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

(d)(1)    Offer to Purchase dated February 1, 1999*

(d)(2)    Letter of Transmittal*

(d)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(d)(4)    Letter To Our Clients*

(d)(5)    Notice of Guaranteed Delivery*

(d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(d)(7)    Press Release dated February 1, 1999*

(d)(8)    Supplement to the Offer to Purchase dated February 24, 1999

(e)       None

(f)       None

-------------------------------
* Previously filed.


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